KIRKLAND LAKE GOLD ANNOUNCES NORMAL COURSE ISSUER BID

Toronto, Ontario – May 15, 2017 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (OTCQX:KLGDF) announces that it has received acceptance from the Toronto Stock Exchange (the “TSX”) with respect to a normal course issuer bid (the “NCIB”) to purchase up to 15,186,571 common shares of the Company (the “Common Shares”) representing 10% of the current issued and outstanding Common Shares in the public float as at May 11, 2017. As at May 11, 2017 the Company had 208,930,964 issued and outstanding Common Shares.

Purchases of the Commonand ending on May 16, 2018, or such earlier time as the NCIB is completed or terminated by the Company. Any purchases made pursuant to the NCIB will be made in accordance with the rules of the TSX and will be made at market price at th Shares pursuant to the NCIB may be made through the facilities of the TSX and/or alternative Canadian trading systems, commencing on May 17, 2017 e time of purchase.

The average daily trading volume for the six months’ period ended April 30, 2017 was 1,178,809. Under the NCIB, the maximum number of securities that the Company may purchase on a daily basis, other than block purchase exemptions, are 294,727 Common Shares. The actual number of Common Shares purchased for cancellation and the timing of such purchase will be determined by the Company. There cannot be any assurance as to how many Common Shares will ultimately be purchased for cancellation under the NCIB.

The Board of Directors of Kirkland Lake Gold believes that the underlying value of the Company is not reflected in the current market price of its Common Shares, and may not be so reflected at certain times during the course of the NCIB. Accordingly, it has been determined that the repurchase of Common Shares pursuant to the proposed NCIB presently constitutes an appropriate use of financial resources and would be in the best interest of Kirkland Lake Gold shareholders.

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a mid-tier gold producer targeting 530,000 - 570,000 ounces in Tier 1 mining jurisdictions of Canada and Australia. The production profile of the company is anchored from two high-grade, low-cost operations, including the Macassa Mine located in Northeastern Ontario and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold’s solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management and operational expertise.

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and include information regarding the proposed timing associated with the NCIB and the anticipated effects thereof.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect KL Gold’s management’s expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the ability of Kirkland Lake Gold to successfully integrate the operations and employees of its Canadian and Australian operations, and realize synergies and cost savings, and to the extent, anticipated; the potential impact on exploration activities; the potential impact on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the re-rating potential following the consummation of the merger; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold , including Kirkland Lake Gold's annual information form dated December 31, 2016, financial statements and related MD&A for the first quarter ended March 31, 2017 and their interim financial reports and related MD&A for the period ended March 31, 2017 filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@klgold.com

Ryan King, Vice President, Investor Relations
Phone: +1 778-372-5611
E-mail: rking@klgold.com